Exhibit 99.1

Internet Gold's Fourth Quarter Earnings Release Scheduled For March 8, 2011

Petah Tikva, Israel March 1, 2011, Internet Gold - Golden Lines Ltd. (NASDAQ/TASE: IGLD), today announced that it will release its fourth quarter results on Tuesday, March 8, 2011, before the market opens. On the same day, at 11:00 a.m. EDT, management will host a teleconference to discuss the results.

To participate, please call one of the following access numbers several minutes before the call begins: 1-888-668-9141 from within the U.S. or 1866-485-2399 from within Canada, 0-800-917-5108 from within the U.K., or +972-3-918-0610 from other international locations.

The call will also be broadcast live through the company's Website, www.igld.co.il , and will be available for replay during the next 30 days.

About Internet Gold - Golden Lines Ltd.

Internet Gold is Israel’s leading telecommunications group. Internet Gold’s main asset is its control of Bezeq, the Israel Telecommunication Corp. (http://ir.bezeq.co.il) (TASE:BZEQ), Israel’s largest telecommunications service provider, which it based on its approximately 76.78% ownership of B Communications Ltd. (Nasdaq and TASE: BCOM), the holder of the controlling interest (30.29%) and board control of of Bezeq.

Internet Gold is controlled by Eurocom Communications, a leading privately-held investment group headquartered in Ramat-Gan, Israel. Internet Gold’s shares are traded on the Nasdaq Global Market (Nasdaq: IGLD) and the Tel Aviv Stock Exchange (TASE: אנזהב) where its share price is tracked as part of the TA-100 Index.

For more information, please visit the following Internet sites:

http://ir.bezeq.co.il
http://www.eurocom.co.ilhttp://www.bcommunications.co.il

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620